March 27, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Scientist Home Future Health Limited

Registration Statement on Form S-1/A

Filed March 6, 2025

File No. 333-283430

To the men and women of the SEC:

On behalf of Scientist Home Future Health Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 20, 2025 addressed to Mr. Chan Siu Hung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on March 6, 2025.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 3 to Form S-1 filed March 6, 2025

Cover Page

1. Please revise your cover page to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Company Response:

We have added the following statement to the cover page.

Note: For clarity, Scientist Home Future Health Holding Limited, which was incorporated in the Republic of Marshall Islands, shall be referred to as “Scientist Home Holding” throughout. Scientist Home Future Health Limited, which was incorporated in Hong Kong, shall be referred to as “Scientist Home HK” throughout.

2. We note your description on page 2 of how cash is transferred through your organization. Please revise to include your disclosure on the cover page. In your revised disclosure on the cover page and in the prospectus summary, please clearly state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, the direction of transfer, and quantify the amounts, as applicable. Provide a cross-reference to the consolidated financial statements.

Company Response:

We have revised the cover page accordingly.

From July 3, 2024 (Date of Inception) to December 31, 2024, there were transfers of funds, in the amount of $25,000, from Scientist Home HK to Scientist Home Future Health Limited. Other than the transfers of funds within our organization, there were no other transfers of cash or other assets, dividends or distributions made between the Company and its subsidiaries, and no transfers of cash or other assets, dividends or distributions made to investors.

3. We note your disclosure on the cover page that you are not a Chinese operating company but a Nevada corporation with operations conducted by your wholly owned subsidiary in Hong Kong. Please revise to provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

Company Response:

We have added a cross-reference to the cover page.

Prospectus Summary, page 2

4. In your Prospectus Summary, please provide a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have added a summary of risk factors to page 2.

5. Please revise your disclosure in the Prospectus Summary to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We refer to your disclosure on page 7.

Company Response:

We have revised the disclosure accordingly (after summary of risk factors).

Risk Factors

Our Officer and Director lacks experience in the reporting and disclosure obligations of publicly-traded companies., page 6

6. We re-issue our prior comment 2. In your response letter, please address the following:

• Tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

• Provide us with separate comprehensive discussions of the services provided by your auditor and any additional third parties.

Company Response:

The preparation of our financial statements was carried out by Mr. Chan Siu Hung, our CEO and Director. While Mr. Chan does not hold formal accounting certifications such as a Certified Public Accountant (CPA), he has over 16 years of experience in financial management and the preparation of financial statements under the Hong Kong Financial Reporting Standards (HKFRS). This experience includes knowledge of accounting principles that are relevant to U.S. GAAP, such as accrual accounting and inventory valuation.

Although U.S. GAAP and HKFRS differ in certain aspects, we believe Mr. Chan’s experience in financial reporting allows him to apply the necessary adjustments to comply with U.S. GAAP.

Regarding the audit services, our independent auditor has provided us the services outlined in the engagement letter, which are comprised of the following:

-	audit the balance sheet of the Company as of December 31, 2024, and the related statements of operations, comprehensive income, stockholders’ equity, cash flows, and the related notes and schedules (collectively referred to as the “financial statements”) for the period then ended.

-	based on the audit, a written report on Scientist Home Future Health Limited’s financial statements and schedules supporting such financial statements will be issued, all of which are to be included in the annual report (Form S-1) proposed to be filed by Scientist Home Future Health Limited under the Securities Exchange Act of 1934.

We confirm that no non-audit accounting services have been provided by any third party.

Description of Business

Future Plans, page 16

7. We note your revised disclosure in response to our prior comment 10. Please revise to provide greater detail relating to each of your Scientist Home Blood Sugar Study and Scientist Home Vascular Study products. By way of example only, please discuss the mechanisms of action, timeline of development, any regulatory requirements and/or approvals, including the applicable jurisdiction, as applicable. We also note your revised disclosure that "[you] are planning to obtain the distribution rights for new products offered by our supplier following this offering" and that you "have not entered into any formal discussions with the supplier regarding new products." Please revise your statement to state that there is no guarantee such an agreement will be entered into between you and your supplier regarding Scientist Home Blood Sugar Study and Scientist Home Vascular Study.

Company Response:

Additional details relating to Scientist Home Blood Sugar Study and Scientist Home Vascular Study products have been added to page 16. The statement has been revised to state that there is no guarantee that such an agreement will be entered into between our supplier and us regarding Scientist Home Blood Sugar Study and Scientist Home Vascular Study.

General

8. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Company Response:

We have added a separate Enforceability of Civil Liabilities section and added a new risk factor regarding this.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 27, 2025

/s/ Chan Siu Hung

Chan Siu Hung

Chief Executive Officer